Exhibit 99.1

Northern Dynasty: Pebble Partnership takes next steps for sharing low-cost energy with Bristol Bay residents

June 25, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (the ”Pebble Partnership”) has announced a Request for Proposal (“RFP”) process to advance planning for its plans to share power with interested communities in the Bristol Bay region of Alaska.

The Pebble Project’s design includes the potential energy needs for the region. Pebble estimates 270 MW of power would be produced from a power plant at site. The plant will be powered with natural gas that will reach the site through a 12-inch natural gas pipeline.

“Our core business is focused on mining and we know we will need help advancing the power conversation in the region from an idea to a realistic plan,” said PLP CEO Tom Collier. “Thus, what we really need is a strategic framework to guide decisions and to pull together a plan of action for how best to share affordable energy with local communities.”

The Pebble Partnership release is available at www.pebblepartnership.com.

The RFP seeks a qualified bidder to facilitate discussions with local government, local utilities, tribal organizations, interested Bristol Bay residents, appropriate state and federal entities, and other regional organizations about the range of issues and opportunities the proposed power sharing concept presents.

“We have long believed that one of the more significant opportunities for the residents of the region would be the ability to receive lower cost, reliable energy from the project. I am pleased that the project continues to advance and is adding details to the many opportunities Pebble development represents,” said Northern Dynasty President and CEO Ron Thiessen.

The Environmental Impact Statement and Record of Decision for Pebble are expected to be completed this summer. Collier noted as the project continues to pass major milestones that stakeholders can expect to see the company taking concrete steps on a range of issues long discussed. By example, PLP recently announced a profit-sharing plan for Bristol Bay residents.

“This continues to be an exciting time for Northern Dynasty and the Pebble Partnership as ideas begin to take hold with tangible details and planning. We look forward to the next steps in this process for potentially sharing life-changing low-cost energy in this part of Alaska,” Thiessen said.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments thatthe Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significantadditional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.